UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 28, 2024

Westrock Coffee Company

(Exact name of Registrant as specified in its charter)

Delaware	001-41485	80-0977200
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4009 N. Rodney Parham Road, 4th Floor

Little Rock, AR 72212

(Address of principal executive offices, including zip code)

(501) 918-9358

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Shares of common stock, par value $0.01 per share	WEST	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of common stock, par value $0.01 per share	WESTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230A05 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On August 28, 2024, Westrock Coffee Company, a Delaware corporation (“Westrock Coffee” or the “Company”), announced the commencement of an exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase shares of common stock of the Company, par value $0.01 per share (the “common shares”), which warrants trade on The Nasdaq Global Market under the symbol “WESTW” (the “public warrants”), and (ii) private placement warrants to purchase common shares (the “private placement warrants” and, together with the public warrants, the “warrants”). The Company is offering to all holders of the warrants the opportunity to receive 0.290 common shares in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the Offer. Pursuant to the Offer, the Company is offering up to an aggregate of 5,551,792 common shares in exchange for the warrants. Concurrently with the Offer, the Company is also soliciting consents from holders of the warrants to amend that certain Amended and Restated Warrant Agreement, dated as of August 25, 2022, by and between the Company and Computershare Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, as warrant agent (the “Warrant Agreement”) to permit the Company to require that (x) each public warrant that is outstanding upon the closing of the Offer be exchanged for 0.261 common shares, which is a ratio 10% less than the exchange ratio applicable to the Offer and (y) each private placement warrant that is outstanding upon the closing of the Offer be exchanged for 0.261 common shares, which is a ratio 10% less than the exchange ratio applicable to the Offer (such amendments, the “Warrant Agreement Amendment”). Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of 50% of the then outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the Warrant Agreement with respect to the private placement warrants, 50% of the number of then outstanding private placement warrants. Therefore, if holders of 50% of the outstanding public warrants consent to the Warrant Agreement Amendment, the Warrant Agreement Amendment will be adopted with respect to the public warrants, regardless of the percentage of private placement warrants that consent to the Warrant Agreement Amendment. Similarly, if holders of 50% of the outstanding private placement warrants consent to the Warrant Agreement Amendment, the Warrant Agreement Amendment will be adopted with respect to the private placement warrants, regardless of the percentage of public warrants that consent to the Warrant Agreement Amendment.

Parties representing approximately 48.8% of the outstanding public warrants and 95.0% of the outstanding private placement warrants have agreed to tender their public warrants and private placement warrants (as applicable) in the Offer and to consent to the Warrant Agreement Amendment in the Consent Solicitation pursuant to a tender and support agreement. Accordingly, if holders of an additional approximately 1.2% of the outstanding public warrants consent to the Warrant Agreement Amendment, and the other conditions described in the Prospectus/Offer to Exchange (as defined below) are satisfied or waived, then the Warrant Agreement Amendment will be adopted with respect to the public warrants. With respect to the private placement warrants, because holders of approximately 95.0% of the outstanding private placement warrants have agreed to consent to the Warrant Agreement Amendment, if the other conditions described in the Prospectus/Offer to Exchange (as defined below) are satisfied or waived, then the Warrant Agreement Amendment will be adopted with respect to the private placement warrants.

The Offer and Consent Solicitation are being made pursuant to a prospectus/offer to exchange, dated August 28, 2024 (the “Prospectus/Offer to Exchange”), and Schedule TO, dated August 28, 2024 (the “Schedule TO”), each of which have been filed with the U.S. Securities and Exchange Commission (the “SEC”) and more fully set forth the terms and conditions of the Offer and Consent Solicitation. The Offer and Consent Solicitation will expire at 5:00 p.m., Eastern Time, on September 26, 2024, or such later time and date to which the Company may extend (the “Expiration Date”), as described in the Company’s Schedule TO and Prospectus/Offer to Exchange. Tendered warrants may be withdrawn by holders at any time prior to the Expiration Date.

On August 28, 2024, the Company issued a press release announcing the commencement of the Offer and Consent Solicitation. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Important Additional Information Has Been Filed with the SEC

Copies of the Schedule TO and Prospectus/Offer to Exchange will be available free of charge at the website of the SEC at www.sec.gov. Requests for documents may also be directed to D.F. King & Co. at (800) 829-6554 (for warrant holders) or (212) 256-9086 (for banks and brokers) or via the following email address: WESTW@dfking.com. A registration statement on Form S-4 relating to the securities to be issued in the Offer has been filed with the SEC but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the warrants or an offer to sell or a solicitation of an offer to buy any common shares in any state in which such offer, solicitation, or sale would be unlawful before registration or qualification under the laws of any such state. The Offer and Consent Solicitation are being made only through the Schedule TO and Prospectus/Offer to Exchange, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Prospectus/Offer to Exchange.

Holders of the warrants are urged to read the Schedule TO and Prospectus/Offer to Exchange carefully before making any decision with respect to the Offer and Consent Solicitation because they contain important information, including the various terms of, and conditions to, the Offer and Consent Solicitation.

None of the Company, any of its management or its board of directors (or any committee thereof), the information agent, the exchange agent, or the dealer manager makes any recommendation as to whether or not holders of warrants should tender warrants for exchange in the Offer or consent to the Warrant Agreement Amendment in the Consent Solicitation.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this current report on Form 8-K (or the exhibits herein) that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended from time to time, including statements regarding the expected timing of the Offer and Consent Solicitation. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These statements are based on information available to Westrock Coffee as of the date hereof and Westrock Coffee is not under any duty to update any of the forward-looking statements after the date of this communication to conform these statements to actual results. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the management of Westrock Coffee as of the date hereof and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and should not be relied on by an investor, or others, as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Westrock Coffee. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; risks relating to the uncertainty of the projected financial information with respect to Westrock Coffee; risks related to the rollout of Westrock Coffee’s business and the timing of expected business milestones; the effects of competition on Westrock Coffee’s business; the ability of Westrock Coffee to issue equity or equity-linked securities or obtain debt financing in the future; the risk that Westrock Coffee fails to fully realize the potential benefits of acquisitions or joint ventures or has difficulty successfully integrating acquired companies; Westrock Coffee’s inability to successfully build out operations and commercialize customers within the anticipated time frame following the recent opening of its new facility in Conway, Arkansas or incurring additional expenses in the process; the loss of significant customers or delays in bringing their products to market; and those factors discussed in the section titled “Risk Factors” in the Company’s Registration Statement on Form S-4, filed August 28, 2024 and other documents Westrock Coffee has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Westrock Coffee does not presently know, or that Westrock Coffee currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, the forward-looking statements reflect Westrock Coffee’s expectations, plans, or forecasts of future events and views as of the date of this communication. Westrock Coffee anticipates that subsequent events and developments will cause Westrock Coffee’s assessments to change. However, while Westrock Coffee may elect to update these forward-looking statements at some point in the future, Westrock Coffee specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as a representation of Westrock Coffee’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press release, dated August 28, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 28, 2024

WESTROCK COFFEE COMPANY

By:	/s/ Robert P. McKinney
Name:	Robert P. McKinney
Title:	Chief Legal Officer and Corporate Secretary